
05009181


SECURITAS

Press Release from Securitas AB

June 16, 2005

Securitas signs new syndicated loan facility

Securitas AB has, with a syndicate of international banks, signed a five year loan agreement (Multi Currency Revolving Credit Facility) of USD 1 100 million. The facility replaces the existing USD 800 million syndicated facility maturing December 2008. It will be used for general corporate purposes. The interest margin will be 22.5 bps based on ratings of BBB+/Baa2 from Standard & Poor's and Moody's, currently applicable to Securitas.

The facility has been arranged by Bank of America Securities Limited, BNP Paribas, Citigroup and Nordea Bank AB (publ). The transaction has been positively received by the syndicated credit market, leading Securitas to increase the original amount from USD 900 million to 1 100 million. The syndicate consists of the following banks:

Mandated Lead Arrangers:
Bank of America Securities Limited
BNP Paribas
Citigroup
Nordea Bank AB (publ)

Arrangers:
Barclays Bank PLC
Banco Bilbao Vizcaya Argentaria S.A.
Deutsche Bank AG London
FORTIS BANK S.A./N.V. LONDON BRANCH
HSBC Bank plc
ING
The Royal Bank of Scotland plc
SEB Merchant Banking, Skandinaviska Enskilda Banken AB (publ)
SOCIETE GENERALE

Co-Arrangers:
CIC
COMMERZBANK Aktiengesellschaft
Danske Bank
DnB NOR Bank ASA
NORD/LB Norddeutsche Landesbank Stockholm Branch

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70

File No. 82-34719


SECURITAS

Contact:

Henrik Brehmer, Senior Vice President Investor Relations +44 (0) 20 8432 6523

The press release is also available on: www.securitasgroup.com

Securitas is a world leader in security, active in more than 20 countries in Europe and North America with over 200,000 employees.

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70